

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 9, 2010

Ms. Amee Lombardi
President
Han Logistics, Inc.
5925 Starcrest Ave.
Reno, NV 89523

> **Re: Han Logistics, Inc.**
> **Form Pre-14C**
> **Filed October 25, 2010**
> **File No. 000-52273**

Dear Ms. Lombardi:

We have reviewed your filing and have the following comment. We may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

1.   We note that you are seeking to increase the number of authorized common shares and to amend the charter to permit the Board of Directors to change the company's name in certain circumstances without stockholder approval. It appears from your disclosure that these actions are being taken in preparation for an acquisition transaction. Please revise your proxy statement to include the information required by Item 14 of Schedule 14A or tell us why the disclosure is not required. Refer to Note A to Schedule 14A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Angela McHale at 202-551-3402 or me at 202-551-3233 with any other questions.

Sincerely,

Tom Kluck
Branch Chief

Cc: Branden Burningham
       Via facsimile
       (801) 355-7126